Exhibit 99.1

COMPANY PROFILE | JANUARY 2025

The information in this presentation is provided to you by Primech Holdings (the “Company”) and contains forward - looking statements . This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase securities of the Company . No such offering or securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . The Company, its management, advisors, representatives and their respective affiliates expressly disclaim any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or from any opinion expressed by the presenters . Any public offering of the Company’s securities to be made in the United States will be made solely by means of a statutory prospectus as specified under the Securities Act . The prospectus will contain detailed information about the Company and its management as well as the financial statements of the Company and risks and uncertainties associated with its business and industry . You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate as to the merit and suitability of an investment in the securities of the Company, including without limitation by obtaining independent legal tax, accounting, financial, credit and other related advice prior to making any such investment . This presentation does not purport to contain all of the information that may be required to evaluate an investment in the securities of the Company and should not be relied upon to form the basis of, nor be relied on in connection with, any commitment or investment decision whatsoever . This presentation is intended to present background information about the Company and is not intended to provide complete disclosure . This presentation contains statements that constitute forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined i n the U . S . Private Securities Litigation Reform Act of 1995 . These statements include descriptions regarding the intent, beliefs or current expectations of the Company or its officers, and such statements d o not relate strictly t o historical or current facts . Forward - looking statements may be recognized by the use of, and often include, words or terminology such as “anticipates,” “estimates,” “future,” “expects,” “projects,” “intends,” “plans,” “believes,” “will,” and words or terms of similar meaning or substance, often i n connection with discussions of future performance . Such forward - looking statements are not guarantees of future performance and involve inherent risks and uncertainties . Actual events and results may differ materially from those contained or implied i n any forward - looking statement as a result of various factors and assumptions, many of which are beyond the Company’s control . The forward - looking statements i n this presentation reflect the current belief of the Company as of the date of this presentation, and neither the Company nor any of its affiliates, advisors or representatives has or assumes any obligation to, nor d o any of them undertake to, update or revise any such forward - looking statement contained herein t o reflect events or circumstances that occur subsequent t o the date hereof, except as required by applicable law . The Company undertakes no obligation to update or revise publicly any forward - looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U . S . Securities and Exchange Commission . 2 DISCLAIMER – FORWARD LOOKING STATEMENTS

Company Highlights

We're achieving sustainable growth in our traditional business while expanding our future potential using AI & robotics

Established facilities mgmt. & cleaning services provider in Singapore & Malaysia, continuously developing new technologies

- We are indigenously developing AI-powered cleaning robots to fully automate a variety of cleaning services
- As part of a consortium, we are venturing into the EV space with tenders awarded by the Singapore government.

We provide services to a portfolio of prestige clients

- We have many high-profile clients, which include a Singapore multinational bank, institutions, Changi Airport and government agencies
- Other major clients include Capella Hotel Singapore, Resorts World at Sentosa, Shangri-La Hotel, Singapore Ministry of Education, Changi Airport Group, Panasonic Avionics Services

We have a proven ability to bid for and win large, lucrative contracts

- As of April 1, 2024, there are only 53 NEA-licensed businesses, including our subsidiaries, Primech A&P and Maint-Kleen have a Clean Mark Gold Award status, ISO certifications (9001:2015, 14001:2015, 45001:2018) and BIZSAFE STAR certifications.
- We maintain the highest possible licenses, L6 grade registration, to bid for larger contracts.

One-stop shop providing a wide spectrum of services

- Broad spectrum of eco-friendly cleaning services both in the public and private sectors to a variety of customers
- Looking to provide new cleaning service to existing customers and expand into other countries in Southeast Asia

Consistent revenues backed by robust operational execution

- Secured two major government contracts and managed to improve our revenues steadily
- Continuous enhancement of our HomeHelpy platform to improve B2C sales and offer a variety of home and office services

We are committed to sustainability through the use of EVs, solar panels & green chemicals

- As part of our Green Plan initiative, we've converted our diesel-powered operation vans to electric vehicles (EVs)
- Solar panels to power our offices and significantly reduce our reliance on the grid
- We manufacture Green Label-certified cleaning products, used at our HQ and some project sites

ABOUT US | SERVICES | TECHNOLOGY | OPERATIONS | PRIMECH HOLDINGS | GROWTH PLANS | SUSTAINABILITY | SUMMARY | APPENDIX 3

Business Overview

Our vision is to be the clear choice in facility performance solutions across all industries

OUR MISSION

To support businesses in doing what they do best

- **Obtained L6 grade registrations:** (the highest possible license with unlimited tender)
- Awarded the Clean Mark Gold Award, **the highest level of accreditation,** Singapore 1000 award, ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, and BIZSAFE STAR certifications
- We have built **long-term customer relationships,** such as Singapore Changi Airport for over 27+ years

OUR VALUES

INTEGRITY

EMPOWERMENT

TRUST

RESPECT

INNOVATION

SUSTAINABILITY

KEY STATISTICS

35+ YEARS IN OPERATION

15+ DIFFERENT SERVICES

17+ YRS MGMT. EXPERIENCE

2/55 NEA LICENSED CLEANERS HOLDING THE CLEAN MARK GOLD AWARD STATUS

$72.5M FY 2024 REVENUE

~3,000 EMPLOYEES

ABOUT US SERVICES TECHNOLOGY OPERATIONS PRIMECH HOLDINGS GROWTH PLANS SUSTAINABILITY SUMMARY APPENDIX 4

Business Overview Our business is made up of three primary segments FACILITIES SERVICES General cleaning and maintenance of public and private facilities 77% of FY 2024 revenue ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY SUMMARY APPENDIX 5 STEWARDING/ CUSTOMER SERVICES Cleaning of kitchen facilities of hospitals, hotels, and restaurants and the supply of employees to these facilities 14% of FY 2024 revenue OTHER Includes cleaning service to offices; revenue from cleaning service in Malaysia and sale of cleaning products 9% of FY 2024 revenue

Facilities Service Segment CONSERVANCY (TOWN COUNCILS) Public housing PRIVATE RESIDENTIAL Condominiums, apartments, etc. EDUCATIONAL INSTITUTIONS Schools, universities, etc. COMMERCIAL & TENANCY Buildings, offices, etc. HOTELS Public areas, rooms & kitchens AIRPORTS Terminals, food courts, and other areas HAWKER CENTRES Open - air complexes with food stalls OTHER SERVICES External façade, pest control, waste management, landscaping, etc. KEY CLEANING SERVICES GROWTH DRIVERS SPECIALIZED & NICHE SECTORS Cleaning Healthcare facilities & public roads $46.1 $55.8 $28.0 $26.6 $ - $10 $20 $30 $40 $50 $60 FY'22 FY'23 1H'23 1H'24 Millions REVENUE FY 2022 FY 2023 85% 81% 76% 1H 2024 % OF TOTAL REVENUE ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY SUMMARY APPENDIX 6

Stewarding / Customer Service Segment

KEY STEWARDING SERVICES

HEALTHCARE FACILITY ASSISTANCE

- Assisting visitors of the hospital with any enquiries and providing support in respect of registering patients and carrying out authorized clearance

KITCHEN FACILITY CLEANING SERVICES

- Cleaning of kitchen facilities of healthcare facilities, hotels and restaurants

CUSTOMER SERVICE & FOODSERVICE STAFF

- Supply of customer service officers and Food and beverage service crew to healthcare facilities, hotels and restaurants

GROWTH DRIVERS

POST COVID-19 BUMP IN DEMAND
Stewarding services for venues has rebounded with public areas opened

% OF TOTAL REVENUE

9%	11%	16%
FY 2022	FY 2023	1H 2024

REVENUE



Millions
$8
$7
$6
$5
$4
$3
$2
$1
$-
$5.1
$7.6
$2.8
$5.6
+49%
+96%
FY'22
FY'23
1H'23
1H'24

ABOUT US SERVICES TECHNOLOGY OPERATIONS PRIMECH HOLDINGS GROWTH PLANS SUSTAINABILITY SUMMARY APPENDIX 7

Our Sustainable Green - Label Cleaning Chemicals o We manufacture a variety of cleaning supplies such as hand soaps, hand soap dispensers, and cleaning fluids used for general, floor, carpet, restroom or kitchen purposes o We sell cleaning supplies primarily marketed under “D’Bond” brand o We supply Green Label products (hand soap and floor cleaners) that are certified by the Singapore Environment Council SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 8

Primech AI

We're charting the evolution & future of cleanliness through the R&D of AI-powered & automated cleaning robots

NEO AVIDBOT™

Next Generation Floor Scrubbing

- Integrated tech
- Auto & manual
- Safe & quiet
- Analytics & reporting
- Built for longevity





R3 VAC™

Your Everyday Vacuum Companion

- Nimble & compact
- Cleans all surfaces
- Long battery life
- Corner-reaching side brushes
- Quiet (60DB)

ECOBOT SCRUB 50 & 75™

Class Leading Speed & Coverage

- Edge-to-edge cleaning
- Auto & manual
- Alert & report interface
- 4-stage filtration
- 6-hour operation
- Starts anywhere on the map



OUR INNOVATIVE LINE OF AI-POWERED & AUTOMATED ROBOTS POSITIONS US TO BE A LEADER IN STATE-OF-THE-ART CLEANING TECHNOLOGY



NEW features coming with the Hytron Mark 2

HYTRON MARK 1 & 2™

AI-Powered Toilet Cleaning

- Smart nav, door handling, lid control
- Auto flushing, scrubbing, drying
- Self-charging
- UV bacteria detection
- Electrolyzed, contactless cleaning
- Auto water intake & waste
- Air blower system
- Water extraction

MANNY™

Superior Cleaning Consistency

- Autonomous charging
- 63L water tank
- 8cm proximity to walls/obstacles
- 4-way cleaning action
- Equipped with safety sensors


01
01



OTHER SOLUTIONS

D'Mister Disinfection Bot & iMop Floor Scrubber

- Remotely controlled
- Spray disinfectant dry mist
- UV lamp sterilization

ABOUT US | SERVICES | TECHNOLOGY | OPERATIONS | PRIMECH HOLDINGS | GROWTH PLANS | SUSTAINABILITY | SUMMARY | APPENDIX

9

Other Tech Solutions IoT SENSORS o Our IoT sensors detect human traffic flow, quality of air, and toiletries supply data to alert our cleaners for on - demand cleaning CleanMight CMS o Our flagship Cleaning Management Software (CMS) which provides an integrated suite of digital solutions out - of - the - box to improve the efficiency and effectiveness of cleaning operations by optimizing cleaning resources, activities, and results. SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 10

HOMEHELPY App - based cleaning services for both offices & homes COMMERCIAL PLATFORM SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 11 o Our flagship app for convenient service booking o Variety of home cleaning, office cleaning, and specialized cleaning services e.g. AC Maintenance o Offers a classic and premium package o Served more than 670 users since inception with more than 1,500 registered users as of March ‘24 o Provide qualified and well - trained cleaners FUTURE GROWTH POTENTIAL o Increase our market share in the home and office sectors o Include a variety of home and office maintenance services o Continue to upgrade our mobile application to enhance the user experience o Upsell existing customers on services they didn’t realize we offered/they needed

Who We Serve

Our valued customer base includes world-renowned institutions, landmark hotels & major airports

WE TAKE PRIDE IN OUR CUSTOMERS

- We are currently under contract to provide various services to **>70 clients**
- We typically enter into service contracts for a **term of two to four years**
- **Certain service contracts contain a provision** giving the customer an option to renew for an additional term of typically two years
- Our goal is to **serve as a one-stop shop** and offer existing clients a variety of services as well as break into new markets

NOTABLE CLIENTS

Panasonic – Panasonic Avionics Corporation
Resorts World Sentosa Singapore
Ministry of Education Singapore
Changi airport singapore
Shangri-La Singapore
Capella Singapore

LONG-STANDING RELATIONSHIPS

NEW (<5 YRS)

- Nanyang Technological University
- Shangri-La Hotel Singapore
- Capella Hotel Singapore
- National Environment Agency
- Novotel Singapore
- Angullia Mosque
- And many, many more!

5+ YRS

- Resorts World at Sentosa Pte. Ltd.
- Pan Pacific Hotels Group Ltd
- PARKROYAL Pickering Hotel
- Novelty Bizcentre Singapore
- Nanyang Polytechnic
- Hong Fok Commercial Pte. Ltd.

10+ YRS

- The Chinese Swimming Club
- Temasek Polytechnic
- The Westin Singapore

20+ YRS

- Changi Airport Group
- United Overseas Bank Ltd

ABOUT US | SERVICES | TECHNOLOGY | OPERATIONS | PRIMECH HOLDINGS | GROWTH PLANS | SUSTAINABILITY | SUMMARY | APPENDIX 12

Business Operations SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 13 Tender Submission & Quote Invitation Process o Bid through platforms such as GeBIZ & SESAMi o Also receive requests for quotation in respect of private sector projects Review of Performance o Performance of the project is periodically reviewed by the project manager and the senior management team Execution of our Plans o After the letter of award we assemble a team of professionals per project o Typically 10 - 15 employees report to a supervisor and 40 - 50 employees report to a manager Implementation, Controls & Monitoring o We monitor the performance of our employees, our customers, cleaning services, and disposal of waste o Frequent internal assessments and QEHS inspections/audits

The Broader Market Trends in the macroeconomic environment show favorable tailwinds for our industry $1,837 $2,166 $2,588 $2,809 $2,903 $2,875 $2,845 $2,894 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2014 2015 2016 2017 2018 2019 2020 2021 $S (millions) Operating Receipts of the Cleaning and Landscaping Industry in Singapore 984,908 SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 14 1,010,613 1,043,968 1,061,236 1,071,126 1,079,630 1,092,898 1,096,380 1,120,000 1,100,000 1,080,000 1,060,000 1,040,000 1,020,000 1,000,000 980,000 960,000 940,000 920,000 2015 2016 2017 2018 2019 2020 2021 2022 Source: The Singapore Department of Statistics, The Housing & Development Board of Singapore Public Residential Housing Units Cleaning & Landscaping Market Size

Backed by Government Support

ADOPTION OF AUTOMATED TECH TO ENHANCE PRODUCTIVITY

- The National Environmental Agency ("NEA") rolled out the INCUBATE (**IN**novating and **CU**rating **B**etter **A**utomation and **T**echnologies for **E**nvironmental Services) Programme in December 2017 to **identify and tackle challenges faced by the industry with technology**
- According to the NEA, the program currently has **21 partners and has carried out 46 trials** in transport and community hubs, commercial properties and integrated attractions
- A **multi-purpose robot is developed by an INCUBATE partner**, which cleans, scrubs, broadcasts safe-distancing messages, and reports unattended bags

THE ENVIRONMENTAL ROBOTICS PROGRAM

- The **Environmental Robotics Program seeks to catalyze the local robotics industry** by providing opportunities for small and medium enterprises, institutes of higher learning, and research institutes to co-create solutions with the public sector that not only build up local expertise and experience in delivering environmental robotic solutions but also enhance the competitiveness and resilience of the cleaning service-related sectors
- Specifically, the Program aims to **develop robotic solutions** for the National Environmental Agency's work areas including **public spaces, waste management, and pest and pollution control**

GOVERNMENT SUPPORT IN TALENT DEVELOPMENT

- The Landscape Sector Transformation Plan, launched in 2019, is a transformation plan that aims to **grow Singapore's landscape industry up to 30% over the next 10 years** by enhancing productivity and digital transformation



ABOUT US SERVICES TECHNOLOGY OPERATIONS PRIMECH HOLDINGS GROWTH PLANS SUSTAINABILITY SUMMARY APPENDIX 15

Facilities Management Expansion Plan Waste Management & Pest Control x We intend to continue building on our comprehensive suite of facilities services to enable us to maintain our competitive edge Landscaping Sector x To meet the Singapore government’s demand to supply more parks and other spaces in the city into the future Other Services x We plan on expanding into customer services and may also provide security services to condominiums Additional Licensing x Retain our L6 License for unlimited contract sizes x Attain our M4 License for up to $750,000 tenders 1 2 3 4 SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 16

Sustainability

Primech Holdings is dedicated to sustainability, implementing eco-friendly practices to minimize environmental impact, promoting a brighter, greener & cleaner future for all

ELECTRIC VEHICLES

- We've converted all our vans from diesel to electric, **reducing our carbon emissions by 14%** as part of our contribution to saving the planet
- Powered by lithium-ion batteries and running on clean energy, our EVs help reduce greenhouse gas emissions and supports climate change mitigation
- Our building is also **equipped with two EV charging stations** to facilitate this initiative


PRIMECH A & P
evco 100%
YOUR TOTAL FACILITY SERVICES PARTNER
SG Green Plan 2030
Electric Vehicle

SOLAR PANELS

- We've installed **our own solar panels,** harnessing renewable energy to reduce our carbon footprint and promote sustainability
- Our solar initiative has **reduced our reliance on the grid by 10-15%** depending on the time of year
- **In addition,** we have introduced fuel-efficient air conditioners & other fixtures such as LED lights and water taps, optimizing our energy usage
- We **monitor our solar panel performance** with a dedicated system

GREEN-LABEL CHEMICALS

- **One of our subsidiaries manufactures Green Label-certified cleaning products,** including hand soaps and cleaning fluids
- **We use these products at our HQ building and some project sites,** supporting our sustainability efforts
- **We educate our clients on the benefits of these products** and frequently suggest using them in place of more harsh chemicals when appropriate

OTHER INDIRECT EFFORTS

- Throughout our buildings, you'll find dedicated **recycling bins**
- **CleanMight CMS** enhances op-efficiency by streamlining schedules, optimizing resource allocation, and reducing unnecessary energy use
- **We utilize Tersano Sao water**, reducing the need for conventional chemical cleaners, which involve energy-intensive production and disposal processes
- Our toilet cleaning robot **Hytron 1 utilizes electrolyzed water** reducing reliance on chemical cleaners

ABOUT US | SERVICES | TECHNOLOGY | OPERATIONS | PRIMECH HOLDINGS | GROWTH PLANS | SUSTAINABILITY | SUMMARY | APPENDIX
17

Our Long - Term Green Plan We’re constantly striving to enhance our commitment to sustainability alongside our partners WE’RE DEDICATED TO LONG - TERM ECO - SOLUTIONS o We believe integrating eco - solutions into our portfolio will not only expand our service capabilities, but also will transition our business towards a more innovative model OUR TENDER COMMITMENT o As part of a consortium, we were awarded a tender by the government to develop, install, and operate EV charging infrastructure in ~150 car parks across the North and Northeast regions of Singapore o Our role in the consortium is to provide input on the infrastructure design and location selection to bid for the tenders based on areas where our current projects are located OUR ONGOING PLANS o We intend to continue to seek out opportunities for collaboration with technology companies to develop innovations in the areas of cleaning services and facilities management o We have replaced a portion of our existing fleet of vehicles with electric vehicles and will continue to adopt greener resources for our cleaning needs SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 18

Corporate Social Responsibility

Primech Holdings is committed to making a difference by actively volunteering, engaging in social work initiatives, and giving back to society, embodying a spirit of community service and positive social impact

CHARITY: HEARTWARE NETWORK

We donated 18,000 Diversey hand sanitizers to various grassroots organizations. The donation is part of our efforts to raise awareness of the importance of good personal hygiene.

BINGO & TEA: CHITCHAT WITH THE ELDERLY

We spend quality time with the elderly, engaged in friendly games with prizes, share tea- time snacks, and delve into meaningful conversations about their life experiences, bringing joy to their afternoon.

HOME CLEANING: HELPING THE UNDERPRIVILEDGED

Our company extends a helping hand to impoverished families by providing free house cleaning services, offering relief and support where it's needed most.

KidsSTOP @ THE SCIENCE CENTRE

Our team visited KidsSTOP and conducted a program for children from low-income families. attending this educational indoor playground with their parents. We had a day of fun and bonded with the families.

MONETARY DONATIONS: SPREADING XMAS CHEER

We donated $1000 to 20 families, along with a Christmas lunch worth $500 and other gifts in festive parcels for all beneficiaries who were present on the day.

ABOUT US SERVICES TECHNOLOGY OPERATIONS PRIMECH HOLDINGS GROWTH PLANS **SUSTAINABILITY** SUMMARY APPENDIX 19

Compelling Financial Profile REVENUE NET INCOME REVENUE MIX (FY 2024) EBITDA (based on normalized profit) $55 $69 $73 $80 $70 $60 $50 $40 $30 $20 $10 $ - FY'22 FY'23 FY'24 Millions 8% 14% 1% 77% Cleaning Services (Office Tenants) Stewarding Services Revenues from Malaysia & Product Sales Facilities Services $(1) $(3) $(3) $(4) $(3) $(2) $(1) $ - FY'22 FY'23 FY'24 Millions $2.8 SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 20 $3.0 $1.9 $3 $3 $2 $2 $1 $1 $ - $4 FY'22 FY'23 FY'24 Millions

Key Takeaways Established facilities mgmt. & cleaning services provider with consistent revenues and growing EBITDA backed by positive geopolitical and macroeconomic factors The industry grew from S$1.8B in 2014 to S$3.4B in 2022, representing an 8.1% CAGR* Robust corporate strategy focused on expanding our product offerings while capitalizing on AI and sustainability solutions Diversified revenue mix coupled with long - term customer relationships Recent IPO raise provides capital to continue driving further growth at an aggressive pace SUMMARY ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY APPENDIX 21 *Source: The Singapore Department of Statistics

APPENDIX

Key Transactions & Milestones 2019 • Acquired My All Services to expand into Malaysia • Launched the “HomeHelpy” application 2018 • Acquired Primech Services & Engrg, A&P Maintenance as well as Acteef Cleaning 2021 • Acquired CSG and Princeston International • Awarded a tender as part of a consortium by the Singapore government to install and operate EV charging infrastructure in public car parks in the North and North - East regions of Singapore 2020 • Acquired Maint - Kleen • Awarded the Clean Mark Gold Award • Amalgamated to form Primech A&P • Revamped our QEHS Management System - in compliance with ISO standards 2022 • Awarded two major contracts with government agencies 2023 • Initial Public Offering (IPO) and listing on Nasdaq APPENDIX ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY SUMMARY 23

Management Team



HANSEL LOO
Senior Vice President

- Joined Maint-Kleen (now a subsidiary of Primech Holdings) in 2002 as a senior vice president and was appointed to executive director



YEW JIN SNG
Senior Vice President

- Served as the chief executive officer of Primech Services & Engrg Pte Ltd
- Founded Megapact Agencies/Systems Services
- Former general manager of Datacom Services
- Former systems manager of NCR Corporation (NYSE: NCR)



KIN WAI HO
CEO & Director

- Former Chairman of the board of directors and chief executive officer of Jimu Group (HKEx: 8187)
- Former independent director of Lapco Holdings Limited (HKEx: 8472)



KIT YU LEE
Chief Financial Officer

- Former chief financial officer of Fit Boxx Holdings Ltd
- Former deputy chief financial officer and financial controller of Jimu Group (HKEx: 8187)
- Former audit manager at Deloitte Touche Tohmatsu



KHAZID OMAR
Senior Vice President

- Joined Primech Services & Engrg Pte Ltd as the chief operating officer and was promoted to senior vice president of Primech Holdings
- Former director of housekeeping of Fairmont Hotel Singapore

ABOUT US SERVICES TECHNOLOGY OPERATIONS PRIMECH HOLDINGS GROWTH PLANS SUSTAINABILITY SUMMARY **APPENDIX** 24

Independent Directors WILLIAM MIRECKI JASON CHAN WILLIAM YUEN o Chairman of the audit committee of Weidai Ltd (NYSE: WEI) with over 30 years of experience in accounting o Current chief financial officer and company secretary of Neo Telemedia Ltd (HKEx: 8167) o Head of IT at the College of Professional & Continuing Education (CPCE) at Hong Kong Polytechnic University o Currently serving as an independent director at various companies listed on the HKSE o Current managing director of Merrell Asia Pacific and over 20 years of leadership experience in Wolverine World Wide, Inc. (NYSE: WWW) o Former regional sales manager of Pfister & Vogel Leather APPENDIX ABOUT US SERVICES TECHNOLOGY OPERATIONS GROWTH PLANS SUSTAINABILITY SUMMARY 25

WEBSITE primechholdings. com COMPANY CONTACT (65) 6286 1868 ir@primech.com . sg Matt Abenante, Strategic Investor Relations, LLC 347.947.2093 matthew@strategic - ir.com